Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of the Subsidiary	Jurisdiction of Organization
trivago Services B.V.	The Netherlands
trivago Services US LLC	United States
weekengo GmbH	Germany
Base7booking.com S.à.r.l. (in liquidation)	Switzerland
Base7Germany GmbH	Germany
TGO (Thailand) Ltd. (in liquidation)	Thailand
trivago Hong Kong Ltd.	Hong Kong
trivago Hotel Relations GmbH	Germany
Trivago Hotel Relations Spain S.L.U	Spain
Stichting trivago Warehousing	The Netherlands